THE MAJESTIC STAR CASINO, LLC
301 FREMONT STREET
LAS VEGAS, NV 89101

July 1, 2008

Via Edgar

Joseph A. Foti
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Majestic Star Casino, LLC
       Form 10-K for the year ended December 31, 2007
       Filed April 11, 2008
       File No. 333-06489

Dear Mr. Foti:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, as set forth in the Staff’s letter of comments dated June 17, 2008 (the “Comment Letter”), to the above referenced Form 10-K of The Majestic Star Casino, LLC (the “Company”).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in bold italics below from the Comment Letter in the order presented.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis

- Executive Overview

- Developments in 2007 and 2008, page 28

1. We note from your response to our prior comment 1 that you believe it is appropriate to record a promotional allowance for these cash coupons at the time they are redeemed because they are sent to customers at the discretion of management, are redeemable for cash within a short time period and only upon a return visit. However, based on your response it appears that the coupons should be accrued at the date at which the sales incentive is offered under paragraph 22 of EITF 01-09. Please revise to accrue these incentives at the time the offer is mailed, or alternatively, citing authoritative accounting literature, tell us why you continue to believe your accounting is appropriate. See EITF 01-09.

Company’s response:

The Company respectfully believes that its accounting of promotional allowance for the cash coupons is correct.  Paragraph 22 of EITF 01-09 states, “The Task Force reached a consensus that for a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor should recognize the “cost” of the sales incentive at the later of the following:

a. The date at which the related revenue is recognized by the vendor.

b.  The date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers). ”

The coupons are mailed to potential gaming customers to entice them to come into the establishment, redeem the coupons and wager the cash received. They are offered to customers at management's discretion. Unlike the Company's slot club program, there is no established system that entitles the customers to automatically receive cash coupons under this discretionary program.  As a result, the revenue associated with the cash coupons is recognized if and when the customer wagers the cash received upon redemption.  In accordance with paragraph 22 of EITF 01-09, the Company is appropriately recording the expense when the customers redeem the coupons because the related revenue is recognized by the Company subsequent to the point in time when the incentive is offered.

- Note 8. Other Intangible Assets, page F-16

2. We note from your response to our prior comment 8 that you determined the value of the gaming license using a discounted cash flow method. In light of the fact that your operating margins over the last five years have not exceeded 13%, please explain to us why you believe it was appropriate to use the assumption that operating margins would be held constant at 21.8%.

Company’s response:

At the time that the Company acquired Trump Indiana (subsequently renamed Majestic Star II), it had a casino operating margin (exclusive of non-gaming operations) of 21.8%.  The 13% operating margin referenced in your letter is a combined overall operating margin for the Majestic Properties (Majestic Star and Majestic Star II) which the Company currently reports as one operating segment.  The Company evaluates the value of the gaming license annually for impairment in accordance with SFAS No. 142 Goodwill and Other Intangible Assets.

The Company acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please call the undersigned at (702) 388-2400.

Sincerely,

/s/ Jon S. Bennett
Jon S. Bennett
Senior Vice President, Chief Financial Officer and Treasurer